EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
March 31, 2023
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of March 31, 2023 and the related Condensed Consolidating Statements of Operations for the three months ended March 31, 2023 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	March 31, 2023
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$229,415	$52,105	$348	$—	$281,868
Investment securities at fair value	107,035	—	—	—	107,035
Accounts receivable - trade, net	—	30,500	—	—	30,500
Intercompany receivables	2,392	—	—	(2,392)	—
Inventories	—	100,675	—	—	100,675
Income taxes receivable, net	17,309	—	13,605	(30,914)	—
Other current assets	975	9,421	—	—	10,396
Total current assets	357,126	192,701	13,953	(33,306)	530,474
Property, plant and equipment, net	377	34,247	9,300	—	43,924
Long-term investment securities	45,059	—	—	—	45,059
Investments in real estate ventures	—	—	123,355	—	123,355
Operating lease right-of-use assets	5,009	4,055	—	—	9,064
Investments in consolidated subsidiaries	262,495	—	—	(262,495)	—
Deferred income taxes, net	12	—	—	(12)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	13,502	80,047	3,002	—	96,551
Total assets	$683,580	$418,561	$149,610	$(295,813)	$955,938
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Current portion of notes payable and long-term debt	$—	$30	$—	$—	$30
Intercompany payables	—	269	2,123	(2,392)	—
Income taxes payable, net	—	33,719	—	(30,914)	2,805
Current payments due under the Master Settlement Agreement	—	83,695	—	—	83,695
Current operating lease liability	1,836	1,830	—	—	3,666
Other current liabilities	37,191	100,989	877	—	139,057
Total current liabilities	39,027	220,532	3,000	(33,306)	229,253
Notes payable, long-term debt and other obligations, less current portion	1,384,834	—	—	—	1,384,834
Non-current employee benefits	57,843	6,137	—	—	63,980
Deferred income taxes, net	—	25,397	25,613	(12)	50,998
Non-current operating lease liability	3,961	2,619	—	—	6,580
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	3,687	22,023	355	—	26,065
Total liabilities	1,489,352	276,708	28,968	(33,318)	1,761,710
Commitments and contingencies
Total stockholders' (deficiency) equity	(805,772)	141,853	120,642	(262,495)	(805,772)
Total liabilities and stockholders' deficiency	$683,580	$418,561	$149,610	$(295,813)	$955,938

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Three Months Ended March 31, 2023
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$334,145	$258	$(258)	$334,145
Expenses:
Cost of sales	—	232,286	—	—	232,286
Operating, selling, administrative and general expenses	7,790	19,475	285	(258)	27,292
Litigation settlement and judgment expense	—	270	—	—	270
Management fee expense	—	3,516	—	(3,516)	—
Operating (loss) income	(7,790)	78,598	(27)	3,516	74,297
Other income (expenses):
Interest expense	(26,864)	(610)	—	—	(27,474)
Gain on extinguishment of debt	(141)	—	—	—	(141)
Equity in losses from real estate ventures	—	—	(1,893)	—	(1,893)
Equity in losses from investments	(159)	—	—	—	(159)
Equity in earnings in consolidated subsidiaries	57,889	—	—	(57,889)	—
Management fee income	3,516	—	—	(3,516)	—
Other, net	2,499	1,125	(4)	—	3,620
Income (loss) before provision for income taxes	28,950	79,113	(1,924)	(57,889)	48,250
Income tax benefit (expense)	5,791	(19,778)	478	—	(13,509)
Net income	$34,741	$59,335	$(1,446)	$(57,889)	$34,741
Comprehensive income (loss)	$34,950	$59,408	$(1,446)	$(57,962)	$34,950